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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9
                                (Amendment No. 3)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

                Winthrop California Investors Limited Partnership
                -------------------------------------------------
                            (Name of Subject Company)

                Winthrop California Investors Limited Partnership
                -------------------------------------------------
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Carolyn Tiffany
              Winthrop Financial Associates, A Limited Partnership
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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         This Amendment amends both (i) the Schedule 14D-9 filed by Winthrop
California Investors Limited Partnership, a Delaware limited partnership (the "Partnership") on December 9, 1999, as amended by Amendment No. 1 to Schedule 14D-9 filed by the Partnership on January 10, 2000, as further amended by Amendment No. 2 to Schedule 14D-9 filed by the Partnership on January 14, 2000, relating to the tender offer of Sutter/Jamboree Acquisition Fund, LLC ("Sutter"), to purchase up to 3,500 Units at a purchase price of $3,000 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated November 24, 1999, as amended, and the related Letter of Transmittal (together, the "Sutter Offer") and (ii) the Schedule 14D-9 filed by the Partnership on January 3, 2000, as amended by Amendment No. 1 to Schedule 14D-9 filed by the Partnership on January 10, 2000, relating to the tender offer of Quadrangle Associates II L.L.C. ("Quadrangle"), to purchase up to 1,384 Units at a purchase price of $3,100 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated January 3, 2000, as amended and the related Letter of Transmittal (the "Quadrangle Offer").

3.       Identity and Background

         Item 3 is hereby amended by adding the following:

         On January 10, 2000, counsel for Sutter sent a letter to counsel to the Partnership responding to a January 7, 2000 letter from Partnership's counsel. In his response, Sutter's counsel (i) denied that Sutter had made an unequivocal representation that Units would not be subject to proration in the Sutter Offer,
(ii) stated that Sutter would make certain that future communications make appropriate reference to the risk of proration and (iii) stated that to his knowledge, neither Sutter nor any of its affiliates beneficially owns any adverse interest in the headquarters facility. Further, Sutter's counsel stated that although Sutter's affiliate, Sutter Opportunity Fund, LLC, failed to comply with the requirements of the stipulation of settlement entered into in connection with the settlement of the action previously brought by Sutter Opportunity Fund, LLC against the Partnership in the Delaware Chancery Court, by failing to deliver copies of Sutter's then two most recent amendments to its
Schedule 14D-1 to the Partnership's counsel prior to filing such amendments with the Securities and Exchange Commission, copies of the Amendments were forwarded directly to the Partnership. Counsel also stated that the Partnership and Quadrangle had failed to timely deliver to Sutter copies of filings made on
Schedule 14D-9 and Schedule 14D-1.


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8.  Material to be Filed as Exhibits

    Item 8 is hereby amended by adding the following:

    Exhibit (a)(iv)  -  Letter from the Partnership to the limited partners, dated January 27, 2000

    Exhibit (c)(vii) -  Letter from legal counsel to Sutter to the
                        Partnership's legal counsel, dated January 10, 2000


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of this 27th day of January, 2000.

                           WINTHROP CALIFORNIA INVESTORS
                            LIMITED PARTNERSHIP

                           By: WINTHROP FINANCIAL ASSOCIATES,
                               A LIMITED PARTNERSHIP,
                               Managing General Partner

                               By: /s/Carolyn Tiffany
                                   ------------------------------
                                   Carolyn Tiffany
                                   Chief Operating Officer